 Exhibit 99.7

Earnings Call 2

EARNINGS CALL 2

Q1 FY 2017 RESULTS

July 15, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D Mavinakere

Chief Financial Officer

Manish Tandon

Executive Vice President & Head-Healthcare, Insurance & Life Sciences and Hi-tech

Mohit Joshi

President & Head - Financial Services

Anantha Radhakrishnan

Chief Executive Officer and Managing Director - Infosys BPO

Krishnamurthy Shankar

Executive Vice President & Group Head – Human Resource Development

ANALYSTS

Edward Caso

Wells Cargo

Keith Bachman

Bank of Montreal

Rod Bourgeois

DeepDive Equity

Moshe Katri

Williams Trading

Bryan Bergin

Cowen

Ankur Rudra

CLSA

Joseph Foresi

Cantor

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder all participant lines will be in the listen-only mode, and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you.

Sandeep Mahindroo

Thanks, Karuna. Hello Everyone and Welcome to Infosys Earnings Call to Discuss Q1 FY17 Earnings Release. I am Sandeep from the Investor Relations Team. Joining us today on this call is CEO & M.D. – Dr. Vishal Sikka; COO – Mr. Pravin Rao; CFO – Mr. M.D. Ranganath along with other members of the senior management team.

We will start the call with some remarks from the performance of the company by Dr. Sikka and Mr. Ranganath. Subsequently we will open up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov

I would now like to pass it on to Dr. Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Good Afternoon, Good Evening and Good Morning everyone and thanks for joining us today as we report the results of Q1 Fiscal ‘17.

To characterize the quarter, we had some unexpected headwinds that resulted in lower-than-expected revenue growth in Q1 and at the same time we continue to make strong strides in the execution of our strategy. We started this year on the momentum from the fourth quarter of fiscal ‘16 which was one of the best fourth quarters that we had in recent years. We ended the first quarter of fiscal ’17 with revenue of $2.501 bn or Rs. 16,782 crores. This represents a growth of 2.2% in US dollar reported terms, 1.4% in INR reported terms and 1.7% in quarter-on-quarter constant currency; volumes grew by 2.2%. Operating margin for the quarter was at 24.1%, largely impacted due to typical employee and visa related cost of the first quarter but also supported by improvement in utilization and reduced spending in subcontractor services among other measures that we took.

The softness in top line growth was primarily on account of unanticipated headwinds in discretionary spending in Consulting Services and in Package Implementations as well as slower project ramp ups and some large deals that we had won in earlier quarters. This resulted in lower revenue from some client engagements, especially in our Life Sciences, Energy and Utilities portfolios. The revenue of our India and Finacle units declined slightly as well; all of which impacted our revenue for the quarter.

On a positive side, Telecom reported 11.4% sequential growth, Manufacturing at 2.9%, Retail and CPG reported 5.5% growth and Transportation and Logistics reported 9.3% sequential growth, all well above the company’s average for the quarter.

As a result of our focused efforts on expanding strategic client relationships, our top-10 clients grew by 3.9% on quarter-on-quarter and top-25 clients grew 4.4% quarter-on-quarter. The number of clients in the $100 mn revenue bracket increased from 14 to 17. We have more work to do in growing the next tier of clients and this will be a focus area for us going forward. We have also added 95 new clients for the quarter.

Our headcount stands at 197,050 people as of June 30, 2016. While attrition was higher at 15.8%, the more important metric for us is high performer attrition, which improved by more than 200 basis points. Revenue per employee showed a slight uptick from the previous quarter and was $50,897 for the quarter. Of course, we want this to be on a much higher trajectory going forward and this is where Automation and Innovation will continue to play a key role.

Despite the challenges this quarter we made many positive strides in the execution of our strategy of ‘Renew’ and ‘New’ built on a culture of education and learning. This is evident in the growth of our renewed traditional services, large deal wins, top account growth, the gathering momentum of our new services, the early stages of monetizing key initiatives such as ‘Zero Distance’, the number of FTEs that we have saved due to Automation, the increased level of employee engagement, the overall changing perception of Infosys from a supplier to a strategic partner and more. Revenue per employee is moving in the right direction and various operational efficiencies are starting to yield results.

We won $809 mn of TCV in large deals during the quarter, not including a large framed agreement that we did with a large financial services firm. These large deals give us better medium-term predictability, though initial revenue from these deals maybe small as projects ramp up. Most importantly, these engagements give us access to a broader canvas of client operations that we can apply our software in Automation, in reduction of complexity, bringing together fragmented knowledge or data or understanding dependencies across systems. This remains an important metric for us.

Let me now talk about some of these in a little bit more detail: In renewing our core services, our traditional services of Applications Development and Maintenance, Infrastructure and Cloud Services, Product Engineering Services and Software Testing grew above the company average, aided by Automation and Innovation. Our Zero Distance Program to bring innovation to every project now covers more than 95% of all our projects and we are seeing this program move beyond ideas and start to monetize. I believe this initiative has enabled us to change the perception of Infosys on the ground with our clients from a supplier to a strategic partner as one of our key clients recently described to me; a partner that is striving to be a company of innovators.

Our utilization improved 40 basis points to 80.5% and subcontractor spending reduced to 5.4% of revenue from the highs of earlier quarters. Leveraging our Automation Solutions, we saved approximately 2,150 people worth of effort across service lines, primarily in Application Maintenance, Package System Maintenance, BPO and Infrastructure Management. We are pushing the pedal on our cost optimization programs and Ranga will provide more color on this in his remarks.

Zero Bench - our initiative to engage employees that are between projects on value creating assignments has now covered nearly the entire bench with more than 20,000 jobs created in almost one year since it was launched. We are now taking this beyond our traditional delivery organization also to include Consulting and BPO as well.

In the ‘New’ areas, I am very excited about the launch of Infosys Mana at the end of April, as it brings to life something that I have been working on for a very long time, bringing purposeful AI to the enterprise to continuously renovate enterprise business processes. Mana is a knowledge-based AI platform capturing the fragmented knowledge in people and in long-lived systems and bringing this together with Data and Machine Learning to drive Automation. We are encouraged by the interest shown from clients across industries with a steadily increasing pipeline of opportunities and our first Mana wins and first success is already with Johnson Controls, Syngenta and others.

Infosys Information Platform continues to gain traction with more than 227 engagements to-date. Many of them strategic in nature, including our work with an electronic payments client on transforming their core processing platform and enabling them to take advantage of innovation in Internet of Things, AI, Machine Learning, Big Data and more. We are already seeing customers benefiting from our investments in next-generation technologies such as Waterline and Trifacta. We have already integrated IIP with Waterline and have customers such as Harley-Davidson using it. Going forward, we are bringing IIP into the Mana portfolio, branded as Mana for data. I believe this will enable us to tell a much more holistic and yet simpler story around the sophisticated things that Mana can do for our clients.

Skava, our Digital Cloud Platform, had a great quarter. We continue to see strong applicability in many industries of Skava, including Financial Services and Insurance and of course in Retail. Nectar India which launched in India earlier this week is built on the Skava platform.

Our EdgeVerve business continued strong momentum with 16 wins and 21 Go Lives for both the Finacle and Edge suite of solutions across markets.

In bringing Design Thinking to our clients, we made significant progress over the last quarter to proactively drive new business transformation programs for our clients. We are working with the Hershey company on key transformational initiatives including their SAP implementation, their sales and digital initiatives as well as their overall strategy to becoming an insights-driven company. We have many such examples and this to me is a truly exciting area where we continue to see significant potential.

On Investments and Ecosystem, in the first quarter we expanded our relationship with Microsoft in Product Development and Legacy Modernization. We announced a strategic collaboration with Amazon Web Services to help clients transition from Mainframe and Legacy Systems to a modern Cloud-based platforms and partnered with Kuka on Industry 4.0. We also announced an investment in Trifacta which develops Software for Data Management and Data Wrangling.

Through our culture of learning and education, we have now trained nearly 100,000 people in Design Thinking in our effort to empower every Infoscion to be an innovator and to help our clients find the most important problems to solve together with us. We continue to revamp our curriculum, introducing new ways of learning, leveraging out Infosys Learning platform and other tools.

Employee engagement continues to be high. We are bringing new ways of doing talent management and bringing that to bear in retaining and growing and developing top talent. This week we are rolling out the first phase of our equity program enabling our employees to share in the successes and in the ownership of our performance.

Beyond our business and ourselves, we continue to bring a great passion and care to the communities around us. In India, the Infosys Foundation among various programs provided several grants this quarter towards Education and Healthcare. Some of these include grants include to the Indian Institute of Science Education and Research in Pune and Bangalore Life Sciences Cluster. In the US, the Infosys Foundation USA continued its mission of providing equal access to Computer Science and Maker Education to underrepresented communities. To evangelize the Maker Movement, the foundation launched the “@WhyIMake Social Campaign” at the June Nation of Makers Event at the White House as well as announced the winners of the spring cycle of the Infy Maker Awards. At Crossroad 2016, the Foundation’s Annual Thought Leadership Conference, the Foundation announced its CS for all community giving program in partnership with the National Science Foundation and DonorsChoose.org.

In closing, as I said earlier, we had some unexpected headwinds that resulted in lower-than-expected revenue growth in Q1. At the same time, our long-term vision is stronger and more relevant than ever as we see the promising signs of significant value that is possible with the software-led transformation of the services industry in these early successes that we have seen. Because of this, I take a balanced view of the quarter.

On Brexit, there are challenges for a company such as Infosys in this uncertainty and yet there is a great opportunity for technology and services in areas such as integration, interoperability and transparency that an event such as Brexit creates. Technology has a key role to play in this to work across the walled gardens to be a unifier through a time of disruption. It is still too early for our clients or for us to specifically determine the impact of Brexit other than possibly the cautiousness that comes with the short-term uncertainty. Clients are obviously cautious in embarking on new programs at this time especially in Financial Services.

Given the weaker-than-expected Q1, our current visibility for Q2 and somewhat broader uncertainty and caution in macro environment, we are lowering our full year fiscal ’17 growth estimate to 10.5% to 12% in constant currency. We had guided in April that our revenue growth in fiscal ’17 would be in the range of 11.5% to 13.5% in FY’16 constant currency terms. As always, depending on our performance and the outlook at the end of Q2, we will provide you an update during the earnings report in October of 2016.

Let me now hand it over to Ranga for his comments before we take your questions. Thank you.

Ranganath D. Mavinakere

Thank you, Vishal. Hello everyone. This is Ranga here.

Let me first start with Q1 revenue performance. Our revenues in Q1 were $2,501 mn, this is a growth of 2.2% on reported basis and 1.7% in constant currency basis. On year-on-year basis when compared to Q1 of ’16, revenues have grown 10.9% in dollar terms and 12.1% in constant currency terms.

Volumes grew 2.2% during the quarter as compared to 2.4% in Q4 of ’16. On quarter-to-quarter basis, onsite volume grew 3.3% and offshore volume grew 1.8%. Realization for the quarter declined by 0.3% on reported basis and 0.7% in constant currency basis as compared to previous quarter. However, on a year-on-year basis, realization declined 0.2% in constant currency basis and 1.3% in reported basis.

As Vishal mentioned earlier, we continue to focus on optimizing our operating efficiency levers. These levers are utilization, subcontractor cost as a percentage of revenue, onsite mix per cent and onsite employee cost as a percentage of revenue. Some of these indicators have improved during this quarter. Let me talk about their trajectory during this quarter.

Let me first talk about utilization. Our utilization excluding trainees increased by 40 basis points to 80.5%. Similarly, utilization including trainees also went up to 76.5%. Over the last five quarters, utilization excluding trainees has been consistently above 80% and we will continue to focus further improvement and we do believe that there is scope for improvement.

On subcontracting expenses as a percentage of revenue, it improved further. You would recall that it was at a higher level of 6.3% of revenue in Q3 of last year, it reduced to 5.6% in Q4 and during this quarter it has further reduced to 5.4%. While some of the subcontractor cost is inevitable to address the business needs, we are further strengthening our talent planning to optimize the need for subcontractors.

Our onsite mix increased to 29.9% during the quarter and we need to focus on bringing this down in a gradual manner and we are working on it.

Onsite employee cost as a percentage of revenue is at 39.3%, primarily on account of compensation increase during the quarter. As you know in Q1, we announced annual compensation increase and we also have visa cost. On a comparable basis to Q1 FY’16, onsite employee cost as a percentage of revenue is flat at 39.2%.

Typically, in Q1, margins are impacted on account of visa cost and compensation hike. Our operating margin for the quarter was 24.1%, decrease of 140 basis points during the quarter as compared to previous quarter’s 25.5%. Margin for the quarter decreased as compared to previous quarter; 140 basis points due to wage hike and additional 80 basis points on account of visa cost. However, we were able to offset 80 basis points increase due to cost optimization measures that we ticked during the quarter as planned and reduction of variable pay.

Our emphasis on healthy operating cash flow generation continued this quarter. Operating cash flow generation was strong and we generated $452 mn of operating cash in Q1 compared to $345 mn last year same quarter. Operating cash flow was up 31% as compared to Q1 of last year.

Our cash and cash equivalents as of June 30th were $4.918 bn as compared to $5.202 bn last quarter. The decline in cash balance during the quarter was primarily due to dividend payment of $481 mn.

Our collections were healthy and DSO for the quarter was 66-days as compared to 68-days in Q1 of last year.

Coming to employee metrics, at the group level we added 13,268 gross employees during the quarter with a net addition of 3,006 employees. Our quarterly annualized attrition on a standalone basis has increased to 15.8% from 12.6% last quarter. At the group level annualized attrition was at 21.0% as against 17.3% last quarter.

As you know Q1 saw huge volatility in currency especially in the backdrop of Brexit. We managed to navigate the volatility effectively. On a period to period basis, USD appreciated 6.6% against GBP, 2.1% against Euro and 3.1% against Australian Dollar. Our hedge position as of June 30th was $976 mn. We expect some near-term volatility in cross-currency and rupee and we continue to manage the same through appropriate hedges.

Yield on cash balances was 7.8% in Q1’17 as compared to 8% in Q4’16 which is a reflection of softening interest rates in India. We expect yield for FY’17 to be approximately 7.5% as compared to 8.6% in FY’16.

Coming to taxes, the Effective Tax Rate for the quarter was 28.4%. We expect full year Effective Tax Rate for FY’17 to be around 29%.

Our net margins during the quarter were at 20.4% as compared to 21.1% in Q1’16. Our EPS for the quarter was $0.22 compared to $0.21 in Q1’16. So EPS grew 7.4% on year-on-year basis and was down 4.1% on a sequential basis.

Coming to clients and business segments, during the quarter, number of $100 mn plus clients increased for the first time after several quarters to 17 from 14 clients in previous quarter. Active clients now stands at 1,126 as compared to 1,092 previous quarter.

Coming to segment performance for Q1’17, amongst verticals, Financial Services and Insurance grew by 2.2%, Manufacturing 2.9%, RCL 1%, and ECS grew by 3.1%. In geographical terms, North America grew 2.5%, Europe by 0.6%, Rest of the World by 6.9% and India declined by 7.6% during the quarter on a smaller base.

Coming to margins, we have always said that in the medium-term, our margin expectation is in the range of 24% to 26%. If you look at this quarter we had operating margin of 24.1%, almost at the same level of Q1 of last year. During the quarter, we were able to offset to some extent the effect of compensation increase and visa cost through cost optimization measures through several levers that I mentioned earlier during this call. As I mentioned earlier, some of these cost efficiency levers are improving and we will continue to further optimize these levers and we do have opportunity. Therefore, we continue to expect our medium-term margin range to be 24% to 26%.

With that we will open the floor for Questions.

Moderator

Thank you very much. Ladies and Gentlemen, we will now begin the Question-and-Answer Session. We have first question from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

Could you talk a little bit about the Insurance vertical? We have been hearing some sort of more cautious commentary across the industry in recent quarters, presumably now that they are more challenged with the extended period of low interest rates. Any thoughts there?

Manish Tandon

Hi, this is Manish. I run the Insurance sector. The spend in the sector is challenged overall. What is happening is that with the negative bond yields etc., treasury is not producing enough returns and there is overall cut that we see. With that said, we have had a couple of very good wins in the last quarter in the Insurance space and we remain bullish about sector at least for us.

Edward Caso

I just wanted to press a little bit on clarity on the margin guidance and what medium or intermediate term means. Can you help us out here on your press call earlier today you suggested in the short run the margins more in the 24-25% range. Now, is short term this year or shorter than that and given the seasonality of your business with your margins, just trying to help us clarify that?

Ranganath D. Mavinakere

We continue to reiterate FY’17 operating margin will be in the range of 24-26%, there is absolutely no change in that range.

Moderator

Thank you. We have next question from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I would like to start with following up from Ed’s question. As you think about the trajectory of margins over the course of the year, you called out a few things, for instance, visa cost, I understand wage hikes impact this quarter, but how do you anticipate visa cost continuing to be a headwind and more broadly I should say, why do margins go back up? What are the forces that are going to get relieved that causes margins to go back up?

Ranganath D. Mavinakere

The margins dropping in Q1 of every financial year is seasonal. As you know, we announce our compensation hikes every year in Q1. Typically, the margin impact on account of compensation hikes is around 1.5%, and this quarter we had 1.4%. As you know, Q1 is also the time when we file for our H1 visas in the US and every Q1 of every year, we have this cost and this year also we had 0.8% impact on account of that. So over Q4, decline of margin by 140 basis points in Q1 of the year is very normal. It happens every year. That is nothing unusual about it. If you look at last year, for example, we were at 24% and this year we are at 24.1% on Q1-on-Q1. So typically the margin dips in first quarter because of these two reasons and afterwards it get normalized during the course of the quarter. So that is one trajectory while we re-iterate 24% to 26%. The second part is coming to the levers. As I mentioned three quarters earlier, there were couple of cost efficiency levers, which we had not fully optimized. First, we identified the subcontractor expenses as a percentage of revenue. It used to be 6.3% in Q3 of last year. We said we will bring it down and it came down to 5.6% of revenue in Q4 and further it came to 5.4% in Q1. While some of the subcontractor expense is required to meet business needs in short-term, at the same time, we do believe that some of that is also because of lack of better talent planning and some inefficiencies in that area. So that is what we are focusing on. We want to eradicate those inefficiencies. Likewise, in utilization, for example, for the last couple of quarters utilization has been consistently above 80% and we do believe that there is scope for couple of points improvement because in some of the quarters, we have had in the range of 82%, 83%. So that is second lever. Likewise, onsite employee cost. So, these are the levers that we believe we have at our disposal and we want to optimize them.

Keith Bachman

My follow-up question then would I want to talk more broadly about Financial Services. You talked a little bit about the Insurance side and there is some pressure there. But I wanted to hear some comments that you would be willing to share with us surrounding the broader Financial Services, in particular, the investment banking broker-dealer areas. I know in your previous comments you had said that it is a little early to think about the UK situation. How are you thinking about those? If you think about scenarios, the UK situation, what that might do to the investment bank or your broker-dealer world in particular and how that may either help or hurt in terms of the broader Financial sector spending in IT over the next couple of quarters?

Mohit Joshi

I think in Financial Services, we had a good quarter. If you strip out the results of Finacle, we grew at about 2.5%. You are right. In the broker-dealer segment, we did see some headwinds, so that was lower than we expected. But we are hopeful that it will come back in the second half of the year. Overall, our software plus services story, I think is really resonating well with our clients and the whole industry is in the middle of a transformation. There is a huge amount of interest in technology, what it can do from the perspective of industrialization and reducing cost-to-income ratios and from the perspective of what Digital Transformation can do for the industry. We also see that the pressure on regulatory mandates and the compliance pressure still continues specially in Europe with PSD2 and MiFID II. So we think that the spend in the industry should stay stable. From our perspective we see a strong pipeline for Q2. Even in Q1, if you read through our commentary, of the 10 large deal wins that we had, that is deals over $50 mn, 3 were in the Financial Services business. This included consolidation deals but it also included deals where we led or where we are leading a payment transformation initiative for a bank in Australia. So overall I think we had a good quarter with stable to strong volume growth.

On the Brexit question, I think this is something where like the rest of the industry and like the Financial Services business, we are in a wait-and-watch mode. There has been a lot of concern and there has been a lot of volatility. But with the exception of one example we have not really seen slowdowns or change in client behaviors. I think it could be a positive for us as clients look to restructure their businesses or as they look to move work forces to Continental Europe. There will also be a spend on account of new regulatory and compliance mandates which will mean system changes. But on the other hand, it could also mean a slowdown in decision-making and a cut in spending. So we are waiting to see the impact of that. Finally, just to echo what Manish said, I think more than Brexit we are concerned about the interest rate scenarios. So the fact that interest rate hikes are unlikely or are going to be slower in the second half of the year. So we are waiting to see what impact that has on spend.

Moderator

Thank you. The next question is from the line of Rod Bourgeois from DeepDive Equity Research. Please go ahead.

Rod Bourgeois

A question about your European business. If Brexit only really affected decision-making at one client which is what I think was said on the earlier conference call, I would like to understand what explains the relative growth weakness in your European geography, I would specifically like to know if Europe’s growth would have been weak in the quarter even in absence of Brexit?

Vishal Sikka

Rod, this was unrelated to Brexit. The one example I think Mohit gave in the earlier call was pertaining to slight slowdown that we saw which was not actually significant in relation to Brexit. However, the slowdown in Europe that we saw is related to the two things that we talked about earlier – the slowdown in the discretionary spending relating to Consulting Services and Package Systems Implementations, as well as one of the large deals that we had won a couple of quarters ago that we had expected to ramp up at a faster rate than it did over the course of the quarter, both examples were in Europe. So that is the reason that we saw the slowdown in Europe. It was not related to Brexit.

Rod Bourgeois

So on that note, let us talk for a second about the Consulting and Package Implementation business. Quarter-to-quarter swings in a given segment can definitely be misleading I know because of lumpiness of deals. But in that Consulting market you generally are not seeing a lot of lumpiness, you have got a lot of project-based deals there. It was interesting yesterday to hear TCS essentially report much improved consulting growth but I think you are today citing Consulting as a key reason for your revenue weakness and you had a sequential decline in that business. So in that context, can you characterize the latest demand trend in the overall Consulting and System Integration market? I would like to know, to what extent the recent weakness in your business there was due to the market or was it more due to specific challenges on Infosys-specific deals or maybe you encountered some execution setbacks in that business? In other words, can you dimension the market impact in the Consulting business versus the Infosys-specific impact in your Consulting segment in its latest growth rate?

Vishal Sikka

So I think that it is almost entirely us. It is our situation with clients and our execution. I would say almost all of it or a vast majority of it has nothing to do with the opportunities for Consulting in the broader market. It is all us and this is something that we are going to put a very strong focus on. Rajesh is now running our Consulting business. I do believe that there is actually a need in the tier above our traditional services to offer the next-generation strategic services and program management and high-end capabilities around complex programs whether these are around package systems or not. I think that is something that we continue to be very excited about. On the very top end around strategy and design-oriented engagements, as I mentioned in my commentary earlier, we actually have seen significant amount of success, but roughly 3,000 persons Consulting organization that we have, that we have integrated over the course of the last year, between the old Lodestone company and the Infosys Management Consulting team, that just ran into some challenges that were unanticipated over the course of the previous quarter and those are all largely due to our own execution and this is something that we are going to put a very strong focus on and fix.

Rod Bourgeois

How long does it realistically take to improve your position in that Consulting business? I am assuming that is a multi-quarter effort, it is not something that turns overnight, right?

Vishal Sikka

Yes, I do not think it will turn overnight. But now that we have a strong focus on it, I am confident that it is going to do better. But you are right, achieving a dramatic turnaround here is going to take couple or three quarters, but this is something that there is no shortage of opportunities there. So I see no reason why we cannot get it straight.

Rod Bourgeois

September is your seasonally strongest quarter. Do you see some improvement in that Consulting business occurring in your September quarter?

Vishal Sikka

Generally, September quarter is a good one in Consulting. In our case because of European holiday schedule and so forth, it has some impact. But we have factored all of that into the numbers that we have guided on.

Moderator

Thank you. We have next question from the line of Moshe Katri from Williams Trading. Please go ahead.

Moshe Katri

Vishal, I think it will be helpful if you provide some more color on some of that spending pause that you mentioned that you have seen in the Consulting universe? Just to clarity, should we assume that this actually continues for the second half of this calendar year based on what you are seeing out there?

Vishal Sikka

Hey, Moshe, first of all, congratulations man. Generally speaking, I do not read too much into that. If you look at the guidance and the underlying situation, the basic pillars of our strategy are both working extremely well - the renewal of our core business and the main delivery engine has worked very well. We delivered about 3.4% growth in the first quarter under Ravi’s leadership and this was clearly something that were the combination of Zero Distance like innovative initiatives on grassroots innovation, this is bringing Design Thinking in a massive way and also on the power of Automation, has all clicked in. Then even more encouragingly, in parallel to that, the new areas around Mana, Skava and Edge did extremely well. Where we had the challenges were in these small pockets in particular in Consulting and Package Implementation as well as in India and Finacle. Finacle was $4 mn decline, so I do not read much into that at all because we had a very good quarter before that. That is basically what has dragged down the performance in the quarter. Being the first quarter of the year and being the sequential quarter-on-quarter nature of the business, we are having to revise the guidance downwards by a point. So that is basically what has gone wrong.

The reason for that in the Consulting world as I mentioned, in answer to the previous quarter was primarily our own execution in some projects that ended that we did not anticipate not being renewed and exits in some cases and so forth. So that is something that we are determined to fix and I am not reading too much into the spending pattern and so forth as a broad thing in that context. As I mentioned with regard to Brexit and so forth, this is still too early to tell whether that has an impact in these areas or not, but the impact that I have talked about so far is not related to any of them.

Moshe Katri

Just a follow-up, are you restudying your hiring plans for the fiscal year because of what you have seen so far?

Vishal Sikka

No, we are hiring in all ways. Actually as I have said, our longer-term, the 2020 ambitions are around $80,000 revenue per employee which means that the rate at which we hire will tend to decrease and nonetheless it is still even at $20 bn and $80,000 revenue per employee that is 250,000 employees which is a little bit more than 50,000 employees more than where we are at now. So this would not slow down dramatically, it will slow down to some degree because of the benefits of Automation and productivity improvements kicking in. So that is kind of what we are doing.

Also, on attrition, yes, the attrition number went up to 15.8% or something thereabouts. But if you look at the high performance attrition, we put in a very specific talent management approach earlier this quarter. As a result of that we were able to decrease the high performance attrition by 2 percentage points from 13.2% in the previous quarter to 11.2%.

Moderator

Thank you. The next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

On BPO, I think I heard some slowness you mentioned earlier. Can you talk about what verticals or service lines is driving that?

Anantha Radhakrishnan

Yes, in BPO, we are adapting the ‘Renew’ and ‘New’ strategy. The renewal of the existing BPO is through automation and providing higher productivity. We are using people and software to create greater value for our customers. The new part of the BPO is what is very exciting. We are trying to reshape client experience or stakeholder experience of our clients. We are using Mana in ways very unique to try and create more value for our clients and clearly the operating model has to move from the headcount-based FTE models to percentage of value-based outcome models. That is the journey which we are undertaking, it is very exciting.

Bryan Bergin

Broadly, on your M&A pipeline, can you just remind us again your core areas and I guess areas of focus?

Vishal Sikka

The M&A priority continues to be about buying next-generation companies that help us accelerate our ambitions with new technologies. If you look at Skava, it is a great example of the kind of acquisitions that we wish to do or Panaya, the other company that we have bought. So, we are selectively looking for opportunities in new and emerging areas where differentiated technology solutions, AI-based Solutions, collaboration and design solutions can help us advance our mission and that continues to be the case.

Moderator

Thank you. The next question is from the line of Ankur Rudra from CLSA. Please go ahead.

Ankur Rudra

Just on the performance for this quarter, Vishal, it has probably been the second or the third quarter we have seen significant volatility on one side or the other compared to where we were expecting. Last time this happened I think you had indicated that you were taking in some steps in terms of getting internal early warning systems and improving execution. Maybe if you can elaborate what steps you have been taken to prevent internal surprises especially in terms of planning?

Vishal Sikka

The last several quarters, we have been consistently positive in how the changes have happened. This particular time, some of the surprises hit us relatively late, the combination of the Consulting that I mentioned and the slower ramp ups on the projects and so forth. Ultimately, there are bunch of things around simplifying our processes and building internal systems to be much more responsive in real-time. But to a certain degree, there is an inherent volatility in our business where ramp downs are immediate and ramp ups take a while. So that asymmetry creates a challenge in being able to forecast more accurately. Now, we are adding these new dimensions of the software business which have their own dimension of volatility. So, a combination of all these things has got to this point. The solution is very simple to do for us to ensure that we do for us what we do for clients also which is to build much more fine-grained real-time systems that can give us a more granular sense of where we are.

Ankur Rudra

Would a wider guidance range help given the greater volatility now?

Vishal Sikka

Ranga is saying we have reduced the guidance and yes, that is true. I think that if we were to increase the guidance range that would help stay within the band, but it would kind of miss the point as well at the same time. I think the better solution to this is to lower the volatility, to have smaller gaps and so forth. Part of it is the fact that we are transforming a business in quite a fundamental way. So, no matter how sophisticated our systems are, there will continue to be surprises that we get hit by. But your point is absolutely something that Pravin and I have been working on which is ultimately to simplify our processes. So Ranga and his team already have put in place earlier this quarter a brand new process that we call ‘OTR’ which is similar to our Order to Cash process and we will continue to make process improvements and bring ourselves and do real-time just as we do for our clients.

Ankur Rudra

Just one more question on the revised guidance. I realize that you have baked in the impact you have seen in the quarter. But I am not entirely sure I understood whether you baked in potential further caution beyond what you saw in this quarter. So, have you been overly cautious in terms of potential impact of weaker macro environment and Brexit beyond the loss of revenues this quarter?

Vishal Sikka

No, this is a visibility that we have as of today. We have not baked in the impact of Brexit because we do not know what the impact of Brexit is and where this thing is going to go. Our philosophy in the two years that I have been here as well as in times before, has always been to give our market a very accurate sense of what we see. It is not about this whole business of 'under promise and over deliver and managing expectations and stuff like that. Ranga put it very nicely earlier that we want to always minimize the asymmetry of information between what management sees and what the market sees. That is our always our endeavor and our commitment to you. This guidance is basically what we see at the present time. If this changes, we will of course let you know.

Ankur Rudra

Just last question. Maybe Ranga you can help me. You mentioned subcontracting cost is something you have worked on very closely in the past and maybe that will be a lever for the rest of the year as well. If you can help me understand, typically what is the transformation of reduction in subcontracting cost, because I am assuming when you reduce subcontracted labor, there is an adjustment in terms of rise in full-time employee cost, maybe an impact on utilization as well. So, net of that typically, how much is let us say 100 basis points decline in subcontracting actually transmit into margins?

Ranganath D. Mavinakere

Yes, I think that is a good question. One is looking at the subcontracted cost as a percentage of revenue. That has to be seen along with whether the total employee cost as a percentage of revenue is also showing the similar trend line. For example, if the subcontractor expenses by 1%, if the total employee cost goes up by 1% as a percentage of revenue, absolutely, no impact on P&L. However, if you look at this quarter and if you look at the last three quarters, both have moved in tandem. For example, in subcontractor expenses as a percentage of revenue, three quarters ago in Q3 was 6.3% and this quarter it is 5.4%. Now, if you look at the onsite employee cost as a percentage of revenue compared to the last year, it is flat; it is 39.3% and this quarter it is 39.2%.

Now, coming back to your second part of the question, which is how does it play out. Yes, there are two types of subcontractor reductions that we are looking at. One, is that subcontractor required at all in that position; can we replace with another employee? In that case, differential savings would really be what we pay to the subcontractor and what we pay to the employee. Typically, subcontractors are hired for niche skill sets and we have seen even up to 30% to 35% of cost differential between employee salary cost and subcontractor expenses. That is one. The second category is we do look at certain opportunities. Do we really need subcontractors beyond a certain period and can they really reduce a total number of headcount in that project, if it is a fixed priced project for example. So it is a combination of these three factors. But, we took a decision that we need to really optimize. While we all agree that subcontractors are required for meeting certain business needs, we looked at internal inefficiency if any in talent planning and timely availability of our own talent pool requirement. So we are able to reduce that.

Moderator

Thank you. The next question is from the line of Joseph Foresi from Cantor. Please go ahead.

Joseph Foresi

I was wondering, just starting first with attrition, what part was voluntary versus non-voluntary, and do you expect that to directionally improve, and was any of that related to the project delays in the quarter?

Krishnamurthy Shankar

So, the involuntary attrition is about 1%, and that has been the average over the last couple of quarters. So, it has not kind of spiked up.

Joseph Foresi

Obviously directionally, you expect it to improve and none of the attrition was related to the projects themselves that were delayed, right?

Krishnamurthy Shankar

Normally this quarter, because this is a time many of these people go out and do higher education and all. So, attrition always goes up in this quarter. We have already seen it come down in June. So I think in the next quarter we think it will come down.

Joseph Foresi

You have done a very good job on the operational innovations. But, from a transformational standpoint I am wondering can you give us any color on the progress you are making on the Digital front? I know a lot of players have given percentages of revenues and you said a number of times that “Hey, all of what we do is Digital.” But, maybe you could either give us some examples or help us understand how you are competing in that particular arena?

Vishal Sikka

First of all, that term has been quite deeply abused in the industry. I know I have joked about it in the past, but over the course of this last quarter, I looked into some of these Digital projects in more detail. It turns out that a lot of things that are traditional ADM and so forth are characterized as Digital. Having said that, there are two very fundamental, very deeply true ways in which there is a digital revolution going on around us. You have to go back to Nicholas Negroponte’s book on ‘Being Digital’ to get inspiration from that.

The first one is areas where end-customer touch points where businesses are digitizing the previously physical end-user touch points. This applies to Retail but also to consumer facing aspects of any business. The second area is where the Internet of Things where the digital technology overlaying on to the physical world, whether in machinery or in the buildings or institutions, machines and so forth, creates new digital opportunities and experiences as a counterpart to the physical world. So, if you look at Digital as these two, our Digital practice that Ravi has, as well as our Skava business that we have run, applies very much to the first part of it, and our Engineering Services work and our Mana platform applies to the second part of it.

I do not see any particular value in breaking up this revenue and putting it into some category and then compete with somebody who calls a salesforce.com implementation as digital and so on. But, I can tell you about the things that we consider Digital. All the work that we do in bringing Skava as a new mobile or kiosk environment or virtual reality or chat environment bringing a new interface to engage with clients, that is all digital. The work that we do in creating new digital experiences, new ways of understanding product engagement and consumer behavior, those are in our Digital practice, which has been growing quite significantly under the leadership of the new leader that Ravi has hired.

Then on the Internet of Things physical world side, if you look at the work that we have done with Mana, the Internet of Things, Industry 4.0 work, we also did a partnership with Kuka over the course of this quarter in working on Industry 4.0. Our Engineering Services grew significantly in the last quarter, its one of our fastest growing practices. That is again to a large degree based on overlaying the digital world onto the mechanized world, whether it is in turbines or engines or airplanes or chillers or machines like that. I think that if we see enough need from all of you to characterize this particular revenue, then I would be happy to separate that out and call that out. But I am unwilling to call a mobile front-end on a 10-year old website as a Digital revenue.

Joseph Foresi

Just one last question from me on the pricing front; I know pricing has always been competitive. I am asking sort of a very hypothetical question here. But, should we see a downtick or some sort of disruption due to Brexit, is that your chief concern that pricing could get hit fairly hard because the business and the majority of the business is more commoditized at this point or should we be concerned more about discretionary spending? I am just trying to get a sense of sort of if you are prepared to go into this or if there was a downtick which I know you are not seeing yet, where you would start to see it, and how severe you think you might be able to get?

Pravin Rao

On the pricing front in the last few years on the business and IT operations side, it has always been under pressure and it is not from a rate card perspective but more from a deal perspective. Whenever a deal comes for renewal, clients are clearly expecting 30% to 40% reduction in what they have spent so that they can repurpose the spend on the discretionary side. Whatever pressure we have on pricing, we are trying to counter through operational metrics as well as through Automation and that is already factored in. But if Brexit happens, then, I think the impact will be mostly on the discretionary side. Because of the uncertainties, some of the projects in short-term may get pushed out or there may be pricing pressure on the discretionary side as well. But again, at this stage, it is hypothetical. We have to see how it will evolve.

Moderator

Thank you. Ladies and Gentlemen, this was the last question for today. I would now like to handover the floor back to Mr. Sandeep Mahindroo for his closing comments. Over to you.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call and we look forward to talking to you again over the course of the quarter. Thank you

Moderator

Thank you very much. Ladies and Gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us. You may now disconnect your lines.